Exhibit 99.1

LAIX Inc. Announces Plan to Implement ADS Ratio Change

SHANGHAI, February 21, 2022 — LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.001 per share, from the current ADS Ratio of one (1) ADS to one (1) Class A ordinary share to a new ADS Ratio of one (1) ADS to fourteen (14) Class A ordinary shares. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about March 4, 2022, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

For LAIX’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-fourteen reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every fourteen (14) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for LAIX’s ADS program, will arrange for the exchange of the current ADSs for the new ones. LAIX’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “LAIX.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on LAIX’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than fourteen times the ADS trading price before the change.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. LAIX may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; PRC governmental policies, laws and regulations relating to the Company’s industry; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

LAIX Inc.

Investor Relations

Email: ir@laix.com

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